 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒     SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐     SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

Red Oak Capital Fund Series, LLC
(Exact name of issuer as specified in its charter)

Delaware	93-3783959
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5925 Carnegie Boulevard, Suite 110 Charlotte, North Carolina 28209
(Full mailing address of principal executive offices)

(980) 288-6627
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

6.5% Senior Secured Bonds (issued by Red Oak Capital Fund II, LLC)

8.5% Senior Secured Bonds (issued by Red Oak Capital Fund II, LLC)

6.25% Senior Secured Bonds (Series A Bonds) (issued by Red Oak Capital Fund IV, LLC)

8.25% Senior Secured Bonds (Series B Bonds) (issued by Red Oak Capital Fund IV, LLC)

6.5% Senior Secured Bonds (Series Ra Bonds) (issued by Red Oak Capital Fund IV, LLC)

9.0% Senior Secured Bonds (Series Rb Bonds) (issued by Red Oak Capital Fund IV, LLC)

7.50% Senior Secured Bonds (A Bonds) (issued by Red Oak Capital Fund V, LLC)

8.00% Senior Secured Bonds (A R-Bonds) (issued by Red Oak Capital Fund V, LLC)

7.50% Senior Secured Bonds (B Bonds) (issued by Red Oak Capital Fund V, LLC)

8.00% Senior Secured Bonds (B R-Bonds) (issued by Red Oak Capital Fund V, LLC)

In this semi-annual report, references to the “Company,” “we,” “us” “our” or similar terms refer to Red Oak Capital Fund Series, LLC, a Delaware limited liability company, together with ROCF II Series, ROCF IV Series, ROCF V Series, and ROIOF Series. References to our “Manager” refer to Red Oak Capital GP, LLC, a Delaware limited liability company, our sole member and managing member. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Red Oak Capital Fund Series, LLC, a Delaware limited liability company, referred to herein as “we,” “us,” “our” or “the Company,” contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward- looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in certain of the offering circulars of each series, filed pursuant to Rule 253(g)(2) as well as those set forth in our Exchange Circular related to the Series II exchange offer discussed below and filed as an exhibit to the Company’s Current Report on Form 1-U on April 29, 2024.  In each case, the factors may be found under the caption “RISK FACTORS,” and each filing is available at www.sec.gov.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

This Semi-Annual Report is being filed with the United States Securities and Exchange Commission (“SEC”) by Red Oak Capital Fund Series, LLC, a Delaware series limited liability company (together with our series, the “Company”), certain series of which (ROCF II Series, ROCF IV Series, and ROCF V Series), are successors, respectively, to Red Oak Capital Fund II, a Delaware limited liability company (“ROCF II”), Red Oak Capital Fund IV, LLC, a Delaware limited liability company (“ROCF IV”), and Red Oak Capital Fund V, LLC, a Delaware limited liability company (“ROCF V”) (each of ROCF II, ROCF IV, and ROCF V, a “Predecessor Issuer” and, collectively the “Predecessor Issuers”) pursuant to Rule 257(b)(5) under the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, the Company is subject to the informational requirements of Regulation A under the Securities Act of 1933, as amended (the “Securities Act”) and, in accordance therewith, files the reports and other information with the SEC that otherwise have been required to be filed by the Predecessor Issuers with respect to debt securities originally issued pursuant to Regulation A (the “Regulation A Securities”) under the Securities Act by the Predecessor Issuers.

Red Oak Capital Fund Series, LLC, a Delaware limited liability company, was formed on September 15, 2023 to continue the business of the Predecessor Issuers to acquire and manage commercial real estate loans and securities and other real estate-related debt instruments. We implement an investment strategy that preserves and protects our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. We actively participate in the servicing and operational oversight of our assets through our manager, Red Oak Capital GP, LLC, or our Manager, rather than subrogate those responsibilities to a third party.

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On September 29, 2023, as part of the plan to streamline and make more efficient the financial and administrative operations of certain companies associated with Red Oak Capital GP, LLC, a Delaware limited liability company (“Red Oak GP”), the Company, the Predecessor Issuers and Red Oak Income Opportunity Fund, LLC, a Delaware limited liability company (“ROIOF” and, together with the Predecessor Issuers, the “Merging Funds”) entered into an agreement and plan of merger dated as of September 29, 2023 (the “Merger Agreement”). Pursuant to the Merger Agreement, each of the Merging Funds was separately merged with and into the Company (the “Mergers”), at which time each Merging Fund became a separate series of the Company (each a “Series” and, collectively, the “Series”), succeeding to and continuing to operate the existing business of the respective Merging Fund. The Merger Agreement provides that, upon consummation of the Mergers, the Company would assume all obligations of each Predecessor Issuer for ongoing reporting under Regulation A and would thereafter file all reports required by Rule 257(b) under the Securities Act.

We do not act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

We, through the Series, succeeded to the businesses of the Merging Funds on September 29, 2023. Through June 30, 2024, we have not received any additional net proceeds from capital raising as all offerings are closed.

As of June 30, 2024, the Company held 25 senior secured loans, providing approximately $171.9 million of senior secured loans to various borrowers, which is gross of approximately $13.5 million in participation loans payable. The portfolio of loans possessed a weighted average base interest rate of 8.46%,a weighted average additional paid-in-kind (“PIK”) interest rate of 1.16%, and a weighted average all-in interest rate of 10.93%. The portfolio loans have maturities ranging from September 2020 to May 2026. The following table outlines the major terms of each loan closed by a series of the Company (or any Predecessor Issuer) as lender and outstanding at June 30, 2024:

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Borrower	Location	Maturity	Note Principal^	Interest Rate
ROCF II Series
Patio Theater Holdings, LLC	Chicago, IL	9/30/2020	$2,362,500	16.00%
1234 Templecliff LLC	Dallas, TX	6/30/2024	$2,300,000	10.00%
Legacy Lofts II LLC and Legacy Lofts III LLC	Washington, DC	9/30/2024	$4,700,000	11.00%
Laura Trio, LLC	Jacksonville, FL	10/31/2024	$6,300,000	11.00%
Keego Harbor MHC – Michigan LLC	Keego Harbor, MI	4/26/2025	$2,800,000	10.50%
Eagle Crest Village Apartments, LLC	North Bend, OR	2/28/2025	$4,550,000	11.00%
21 West QOZ, LLC	Indianapolis, IN	11/30/2025	$4,000,000	11.00%
4069-4089 Minnesota Ave NE LLC	Washington, DC	3/31/2026	$3,500,000	12.25%
ROCF II Series Total			$30,512,500
ROCF IV Series
The Oaks Senior Living, LLC	San Rafael, CA	12/31/2023	$6,000,000	16.00%
35-41 Mechanic, LLC	Port Jervis, NY	7/31/2024	$2,500,000	11.50%
Milwaukee Logan Investments, LLC	Chicago, IL	10/31/2024	$3,250,000	10.50%
Penn Grand Property, LLC	Oklahoma City, OK	4/30/2025	$5,750,000	10.50%
4069-4089 Minnesota Ave NE LLC	Washington, DC	3/31/2026	$8,000,000	12.25%
Sharif Capital 7, LLC & Sharif Investments Indy-7, LLC	Lawrence, IN	4/30/2026	$5,600,000	10.38%
Echo Philly Properties, LLC	Philadelphia, PA	5/31/2026	$6,425,000	11.50%
ROCF IV Series Total			$37,525,000
ROCF V Series
939 4th St. LLC	San Diego, CA	6/30/2024	$13,750,000	10.50%
Princeton Development, LLC	Moorpark, CA	8/1/2024	$3,000,000	14.50%
Pro Hospitality NineA, LLC	Phoenix, AZ	5/1/2024	$8,125,000	10.00%
Chicago 3850, LLC	Chicago, IL	1/1/2025	$4,500,000	10.50%
YP Trillium, LLC	Hoffman Estates, IL	11/8/2024	$8,300,000	7.75%
Sky Irondequoit, LLC	Rochester, NY	12/31/2025	$7,525,000	9.50%
4069-4089 Minnesota Ave NE LLC	Washington, DC	3/31/2026	$1,500,000	12.25%
ROCF V Series Total			$46,700,000
ROIOF Series
The Atrium CT, LLC	Bloomfield, CT	7/1/2024	$11,500,000	10.50%
Princeton Development, LLC	Moorpark, CA	1/31/2024	$3,000,000	14.50%
JV SBAM SB, LLC	Grand Rapids, MI	9/1/2024	$11,175,000	12.00%
Pro Hospitality NineA, LLC	Phoenix, AZ	5/1/2024	$8,125,000	10.00%
Scripps Two, LLC	Sacramento, CA	12/1/2024	$9,000,000	10.00%
La Rose Hospitality, LLC	Livingston, TX	9/27/2024	$4,001,432	8.00%
The Breakers Property Owners, LLC	Ocean Springs, MS	12/31/2025	$3,531,000	9.50%
4069-4089 Minnesota Ave NE LLC	Washington, DC	3/31/2026	$1,000,000	12.25%
Sharif Capital 7, LLC & Sharif Investments Indy-7, LLC	Lawrence, IN	4/30/2026	$3,000,000	10.38%
Echo Philly Properties, LLC	Philadelphia, PA	5/31/2026	$2,800,000	11.50%
ROIOF Series Total			$57,132,432

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^Note Principal represents total note principal net of related-party participations and gross of participations with Red Oak Intermediate Income Fund, LLC.

As of June 30, 2024, ROCF V Series held one property that was acquired through foreclosure with a capitalized cost basis of $10,300,000. See the property footnote in the financial statements for additional information.

We are managed by our Manager, which is wholly owned by Red Oak Capital Holdings, LLC, our Sponsor, a Charlotte, North Carolina based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for the Company.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Results of Operations – For the Six-months Ended June 30, 2024

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2024. For the six months ended June 30, 2024, our total consolidated revenues from operations, consisting mostly of mortgage interest and fees, amounted to $9,770,667. Operating expenses for the same period, including bond interest expense of $11,135,999, management fees of $2,036,730, provision for credit losses of $1,154,899, and participation interest expense of $514,612 amounted to $15,964,739. Net loss for the period amounted to $6,159,712.

We estimate our cost of capital across the Series at approximately 11.0 to 12.0%, which includes interest expense on the bonds as well as management fees and initial selling costs.  The weighted average internal rate of return on our senior secured loans through June 30, 2024 has been just over 19.0%, which includes interest and fees. During the six months ended June 30, 2024, the Series continued to deploy capital into senior secured loans, thereby reducing the negative spread between the yield on interest earning assets and the cost of capital.  Through the date of this report, the Series, accounting for loans scheduled to close through year-end, have deployed substantially all of their capital into senior secured loans.  In addition, we are in active discussions with lending institutions to provide a line of credit for the Series that will enhance yields through the use of modest leverage.  We anticipate this will generate materially higher revenue and net income for the Series in future periods which will mitigate their negative equity position going forward.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to one quarter to one half percent (0.25%-0.50%) of the outstanding and unpaid principal at the time of each additional extension and a zero to one half percent (0.00% - 0.50%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part and are generally not subject to a prepayment penalty. Some loans in the portfolio are subject to the following penalty for prepayment: any payment of principal within the first six (6) months of the loan term is subject to a penalty of six months minimum interest on the unpaid principal balance.

ROCF II Series

As of June 30, 2024, ROCF II Series held eight senior secured loans, providing $30,512,500, gross of $6,441,000 in participations loans payable, of senior secured lending to various borrowers. This set of loans possessed a weighted average all-in interest rate of 11.41% and maturities ranging from September 2020 to March 2026.

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On February 22, 2024, ROCF II Series provided a $4,550,000 senior secured mortgage loan to Eagle Crest Village Apartments, LLC. The mortgage loan holds a total interest rate of 11.00% and matures February 28, 2025. The underlying commercial property is a multifamily building located in the state of Oregon.

On March 5, 2024, ROCF II Series received $3,760,000 in proceeds from Tuglife Marine LC, LLC, resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

On March 29, 2024, ROCF II Series executed a minority participation with 4069-4089 Minnesota Ave NE LLC. ROCF II Series purchased the Participation Interest from ROCF IV Series, a related party, for $3,500,000, ROCF II Series’ pro-rata share of the interest due on the loan is 12.25%.

On April 29, 2024, ROCF II Series executed a minority participation with Legacy Lofts II LLC and Legacy Lofts III LLC. ROCF II Series sold the Participation Interest to Oak Institutional Credit Solutions, LLC (OICS), a related party, for $1,100,000, and OICS’ pro-rata share of the interest due on the loan is 11.00%.

For the six-months ended June 30, 2024, ROCF II Series total revenues from operations were $1,708,923. Operating costs for the same period, including bond interest expense of $2,345,042, participation interest expense of $249,589, and management fees of $395,382, amounted to $3,256,184. Net loss for the period amounted to $1,536,661.

ROCF IV Series

As of June 30, 2024, ROCF IV Series held seven senior secured loans, providing $37,525,000 of senior secured lending to various borrowers. This set of loans possessed a weighted average all-in interest rate of 11.97% and maturities ranging from December 2023 to May 2026.

On February 5, 2024, BT Apartment Rentals, LLC paid off its note with a principal balance of $5,459,000. ROCF IV Series received $6,348,114 in proceeds, resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

On March 19, 2024, Panda High Plains Hemp Gin Real Estate, LLC paid off its note with a principal balance of $8,160,000. ROCF IV Series received $8,179,716 in proceeds from the loan payoff resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

On March 29, 2024, ROCF IV Series entered into a loan agreement with 4069-4089 Minnesota Ave NE LLC to provide a $15,500,000 senior secured mortgage loan. The mortgage loan holds a total interest rate of 12.25% and initial maturity date of March 31, 2026. The underlying commercial property is a multifamily building located in the District of Columbia. ROCF IV Series entered into a Loan Participation and Servicing Agreement whereby ROCF IV Series sold participation interests equal to 22.58%, 9.68%, 6.45%, and 9.68% of the $15,500,000 senior secured loan to ROCF II Series, ROCF V Series, ROIOF Series and Oak Institutional Credit Solutions, LLC, for sale prices of $3,500,000, $1,500,000, $1,000,000, and $1,500,000, respectively.

On April 1, 2024, the borrower for The Oaks Senior Living entered default when the 30-day cure period lapsed following the issuance of a notice of default. On May 21, 2024, the notice of default was recorded and expires on August 19, 2024. Given the appraised value of the property on an “as-is” basis exceeds ROCF IV Series’ basis in the loan, ROCF IV Series has not recorded a reserve for this loan.

On May 3, 2024, ROCF IV Series entered into a loan agreement with Sharif Capital 7, LLC & Sharif Investments Indy-7, LLC to provide an $8,600,000 senior secured mortgage loan. The mortgage loan holds a total interest rate of 10.38% and an initial maturity date of April 30, 2026. The underlying commercial property is a multifamily building located in Indiana. ROCF IV Series entered into a Loan Participation and Servicing Agreement whereby ROCF IV Series sold a participation interest equal to 34.88% of the $8,600,000 senior secured loan to ROIOF Series for a sales price of $3,000,000.

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On May 22, 2024, ROCF IV Series entered into a loan agreement with Penn Grand Property, LLC to provide a $5,750,000 senior secured mortgage loan. The mortgage loan holds a total interest rate of 10.50% and an initial maturity date of April 30, 2025. The underlying commercial property is a multifamily building located in Oklahoma.

On May 31, 2024, ROCF IV Series entered into a loan agreement with Echo Philly Properties, LLC to provide a $9,225,000 senior secured mortgage loan. The mortgage loan holds a total interest rate of 11.50% and an initial maturity date of May 31, 2026. The underlying commercial property is a multifamily building located in Pennsylvania. ROCF IV Series entered into a Loan Participation and Servicing Agreement whereby ROCF IV Series sold a participation interest equal to 30.35% of the $9,225,000 senior secured loan to ROIOF Series for a sales price of $2,800,000.

For the six-months ended June 30, 2024,ROCF IV Series’ total revenues from operations were $2,131,251. Operating costs for the same period, including bond interest expense of $2,260,938, general and administrative expense of $181,432, and management fees of $407,619, amounted to $2,986,875. Net loss for the period amounted to $855,624.

ROCF V Series

As of June 30, 2024, ROCF V Series held seven senior secured loans, providing $46,700,000, gross of $4,067,000 in participations loans payable, of senior secured lending to various borrowers. This set of loans possessed a weighted average all-in interest rate of 10.08% and maturities ranging from May 2024 to March 2026.

On March 1, 2024, the office located in Parsippany-Troy Hills, NJ, formerly owned by 11 Waterview Blvd. LLC, was acquired by ROCF V Series through foreclosure. ROCF V Series provided a $14,500,000 senior secured mortgage loan and Red Oak Intermediate Income Fund, LLC held a $1,000,000 minority Participation Interest in the loan that originally matured on March 31, 2023. ROCF V Series took ownership of the property through ROCFV Waterview, LLC, a wholly owned subsidiary, and began the sale process. As of June 30, 2024, the property continues to be held for sale and ROCF V Series is fielding interest from several buyer groups.

On March 6, 2024, ROCF V Series entered into an Amended and Restated Loan Participation and Servicing Agreement whereby ROCF V Series sold an additional participation interest in the loan held with Sky Irondequoit, LLC equal to approximately 12.50% of an $8.6 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $1,075,000.

On March 29, 2024, ROCF V Series executed a minority participation with 4069-4089 Minnesota Ave NE LLC. ROCF V Series purchased the Participation Interest from ROCF IV Series, a related party, for $1,500,000, and ROCF V Series’ pro-rata share of the interest due on the loan is 12.25%.

For the six-months ended June 30, 2024, ROCF V Series’ total revenues from operations were $2,659,458. Operating costs for the same period, including bond interest expense of $3,306,960, general and administrative expense of $190,660, and management fees of $641,406, amounted to $4,851,145. Net loss for the period amounted to $2,167,927.

ROIOF Series

As of June 30, 2024, ROIOF Series held ten senior secured loans, providing $57,132,432, gross of $3,000,261 in participations loans payable, of senior secured lending to various borrowers. This set of loans possessed a weighted average all-in interest rate of 10.69% and maturities ranging from January 2024 to May 2026.

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On March 6, 2024, ROIOF Series entered into an Amended and Restated Loan Participation and Servicing Agreement whereby ROIOF Series sold an additional participation interest in the loan held with The Breakers Property Owners, LLC equal to approximately 20.62% of a $5.5 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $1,125,000.

On March 29, 2024, ROIOF Series executed a minority participation with 4069-4089 Minnesota Ave NE LLC. ROIOF Series purchased the Participation Interest from ROCF IV Series, a related party, for $1,000,000, and ROIOF Series’ pro-rata share of the interest due on the loan is 12.25%.

On May 3, 2024, ROIOF Series executed a minority participation with Sharif Capital 7, LLC & Sharif Investments Indy-7, LLC. ROIOF Series purchased the Participation Interest from ROCF IV Series, a related party, for $3,000,000, and ROIOF Series’ pro-rata share of the interest due on the loan is 10.38%.

On May 17, 2024, ROIOF Series entered into an Amended and Restated Loan Participation and Servicing Agreement whereby ROIOF Series sold an additional participation interest in the loan held with The Breakers Property Owners, LLC equal to approximately 28.87% of a $5.5 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $1,575,000.

On May 31, 2024, ROIOF Series executed a minority participation with Echo Philly Properties LLC. ROIOF Series purchased the Participation Interest from ROCF IV Series, a related party, for $2,800,000, and ROIOF Series’ pro-rata share of the interest due on the loan is 11.50%.

On June 7, 2024, ROIOF Series entered into an Amended and Restated Loan Participation and Servicing Agreement whereby ROIOF Series sold an additional participation interest in the loan held with The Breakers Property Owners, LLC equal to approximately 35.28% of a $5.5 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $1,925,000.

For the six-months ended June 30, 2024, ROIOF Series’ total revenues from operations were $3,271,035. Operating costs for the same period, including bond interest expense of $3,223,059, general and administrative expense of $130,643, and management fees of $592,323, amounted to $4,870,535. Net loss for the period amounted to $1,599,500.

Results of Operations – For the Six-months Ended June 30, 2023

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2023.

For the six months ended June 30, 2023, our total consolidated revenues from operations amounted to $9,346,510. Operating expenses for the same period, including bond interest expense of $11,337,393, provision for credit losses of $2,170,000, management fees of $2,056,073, management disposition fees of $223,712, and rental expenses of $136,739 amounted to $16,604,684. Net loss for the period amounted to $6,411,579.

ROCF II Series (through its predecessor, ROCF II)

As of June 30, 2023, ROCF II held six senior secured loans, providing $19,377,000 of senior secured loans to various borrowers. See the table in the section above for additional details on the outstanding loans.

On April 27, 2023, ROCF II provided a $2,800,000 senior secured mortgage loan to Keego Harbor MHC-Michigan, LLC. The mortgage loan holds a total interest rate of 10.5% and matures on April 26, 2025. The underlying property is a mobile home complex in Keego Harbor, Michigan.

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On June 29, 2023, ROCF II provided a $2,300,000 senior secured mortgage loan to 1234 Templecliff LLC. The mortgage loan holds a total interest rate of 10.0% and matures on June 30, 2024. The underlying property is an apartment building in Dallas, Texas.

On January 12, 2023, ROCF II sold the mortgage note with borrower Chamberlin Trenton Land Dev LLC for gross proceeds of $2,600,000.

On March 31, 2023, ROCF II sold the mortgage note with borrower Fleurdelis Hospitality, LLC to a related party for gross proceeds of $5,500,000.

On June 14, 2023, ROCF II sold the mortgage note with borrower Dei Vitae Enterprises, LLC to a related party for gross proceeds of $4,333,921.

On June 23, 2023, the borrower 4725 Minnesota Ave SE LLC was placed in default. The interest rate increased from 10.0% to the default rate 15.0%. The underlying commercial property is an apartment building located in the District of Columbia. Subsequent to June 30, 2023, the borrower paid off the loan in full including all principal, interest and fees outstanding at the time.

For the period ending June 30, 2023, ROCF II’s total revenues from operations amounted to $486,152. Operating costs for the same period, including bond interest expense of $2,378,921 and a reversal of previously recorded provision for loan losses of $3,500,000 amounted to a negative expense of ($87,449). Net income for the period, including realized gain on sale of property of $836,595, amounted to $1,417,796.

ROCF IV Series (through its predecessor, ROCF IV)

As of June 30, 2023, ROCF IV held five senior secured loans, providing $25,369,000 of senior secured loans to various borrowers. See the table in the section above for additional details on the outstanding loans.

On January 1, 2023, ROCF IV issued a notice of default to a mortgage note borrower, Phoenix Ten Properties, LLC, and increased the interest rate to the default rate of 16% per annum. The note originally matured on October 31, 2022, and held an unpaid principal balance of $11,300,000 with interest receivable of approximately $1,058,000 as of December 31, 2022. On April 18, 2023, the borrower paid the note off resulting in no principal or interest loss.

On April 4, 2023, mortgage note borrowers 418 Kanuga Drive LLC paid off its note with a principal balance of $3,600,000. The note originally matured on September 30, 2023, and had an interest rate of 10.5%. ROCF IV received $3,648,596 in proceeds from the loan payoff resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves .

For the six-months ended June 30, 2023, ROCF IV’s total revenues from operations, consisting entirely of mortgage interest and fees, amounted to $2,902,532. Operating costs for the same period, including bond interest expense of $2,345,478 amounted to $3,078,976. Net loss for the period amounted to $176,444.

ROCF V Series (through its predecessor, ROCF V)

As of June 30, 2023, ROCF V held seven senior secured loans, providing $ 52,858,000 of senior secured loans to various borrowers.

On January 31, 2023, ROCF V provided a $6,000,000 senior secured mortgage loan to Princeton Development, LLC, a California limited liability company. The mortgage loan holds a total interest rate of 10.50% and matures on January 31, 2024. The underlying properties are two parcels located in Moorpark, CA. On the same day of closing, ROCF V entered into a Loan Participation and Servicing Agreement whereby ROCF V sold a participation interest equal to 50% of the loan principal to Red Oak Income Opportunity Fund, LLC, a related party and Delaware limited liability company, for a purchase price of $3,000,000.

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On March 16, 2023, ROCF V entered into a Loan Participation and Servicing Agreement whereby ROCF V sold a participation interest in a senior secured loan to borrower YP Trillium, LLC equal to approximately 22% of a $8,300,000 loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $1,800,000.

On June 29, 2023, ROCF V provided a $4,500,000 senior secured mortgage loan to Chicago 3850 LLC, an Illinois limited liability company. The mortgage loan holds a total interest rate of 10.50% and matures on June 30, 2024. The underlying commercial property is an industrial building located in the state of Illinois.

On June 30, 2023, ROCF V entered into a Loan Participation and Servicing Agreement whereby ROCF V sold a participation interest in a senior secured loan to borrower YP Trillium, LLC equal to approximately 12% of a $8,300,000 loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $1,000,000.

On March 9, 2023, ROCF V issued a notice of default, acceleration, and a demand to pay to a mortgage note borrower, 11 Waterview Blvd. LLC, for failure to make interest payments. Since the note was not paid off in accordance with the acceleration notice, ROCF V has begun the process of foreclosure. The loan was placed on nonaccrual status as of March 9, 2023.

On June 23, 2023, the borrower 5320 8th Street NW, LLC was placed in default. The interest rate increased from 10.75% to the default rate 15.75%. The underlying commercial property is an apartment building located in the District of Columbia.

For the six-months ended June 30, 2023, ROCF V’s total revenues from operations amounted to $2,756,855. Operating costs for the same period, including provision for loan losses of $5,570,000 and bond interest expense of $3,354,103, amounted to $9,696,906. Net loss for the period amounted to $6,937,651.

ROIOF Series (through its predecessor, ROIOF)

As of June 30, 2023, ROIOF held nine senior secured loans, providing $54,905,819 of senior secured loans to various borrowers.

On January 30, 2023, ROIOF provided a $8,950,000 senior secured mortgage loan to 112 Wilmington PL SE DE, LLC, a Delaware limited liability company. The mortgage loan holds a total interest rate of 10.00% and matures on January 31, 2024. The underlying commercial property is a multifamily building located in Washington, DC.

On January 30, 2023, ROIOF entered into a Loan Participation and Servicing Agreement whereby ROIOF sold a participation interest in a senior secured loan to borrower 112 Wilmington PL SE DE, LLC equal to approximately 33.52% of a $8,950,000 loan to Red Oak Capital Intermediate Income Fund, LLC, a related party and Delaware limited liability company, for a purchase price of $3,000,000.

On January 31, 2023, ROIOF entered into a Loan Participation and Servicing Agreement whereby ROIOF purchased a participation interest in a senior secured loan to borrower Princeton Development, LLC equal to approximately 50.00% of a $8,950,000 loan from Red Oak Capital Fund V, LLC, a related party and Delaware limited liability company, for a purchase price of $3,000,000.

10

For the six-months ended June 30, 2023, ROIOF’s total revenues from operations amounted to $3,200,971. Operating costs for the same period, including bond interest expense of $3,258,891 and management fees of $580,770, amounted to $3,916,251. Net loss for the period amounted to $715,280.

Liquidity and Capital Resources

ROCF II Series

As of June 30, 2024, ROCF II Series had $44,974,928 of long-term bonds payable, net, and cash on hand of $5,815,834.

On April 24, 2024, ROCF II Series provided notice of its right to extend the maturity date, originally August 1, 2024, for an additional six months prior to repayment of the outstanding 8.5% Senior Secured Bonds (“Series B Bonds”) , placing final extended maturity at February 1, 2025. On the same date, management notified investors of an offer to exchange all or a portion of their Series B Bonds, each denominated in $1,000 principal amounts, for ROCF II Series’ new 9.5% Senior Secured Bonds (“Series C Bonds”), also denominated $1,000 in principal amounts and having a maturity four years from the date on which applicable the exchange is closed. The expiration time of the exchange offer was extended most recently to October 31, 2024, and the Series C Bonds now are expected to be issued on November 1, 2024. The exchange is being offered under an exemption from registration pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended, and is being undertaken to allow the fund to achieve the momentum current management now believes has been achieved, take advantage of current market conditions and to avoid the expense and delays associated with a new capital raise and was a factor in ROCF II Series raising the interest rate on the Series C Bonds  to 9.5% for existing Series B investors who elect to exchange. Today, the general level of interest rates is also higher than when the Series B Bonds were issued.

ROCF IV Series

As of June 30, 2024, ROCF IV Series had $45,223,889 of long-term bonds payable, net, and cash on hand of $10,190,936.

ROCF V Series

As of June 30, 2024, ROCF V Series had $69,791,543 of long-term bonds payable, net, and cash on hand of $4,551,027.

ROIOF Series

As of June 30, 2024, ROIOF Series had $64,447,768 of long-term bonds payable, net, and cash on hand of $5,012,046.

Trend Information

As of June 30, 2024, all offerings for the Series are closed and, as such, we will no longer issue any additional bonds. We intend to use the net proceeds from the offerings to continue to issue senior secured loans on commercial real estate and thereby increase cash flows.

We currently have a robust pipeline of origination opportunities and expect capital deployment to increase through December 31, 2024. As we issue additional senior secured loans on commercial real estate, the Company’s cash flows increase.

The Company’s operations may be affected by macro events, including, inflation and geopolitical developments. Possible effects of these events may include, but are not limited to, delay of payments from borrowers, an increase in extension risk, higher rate of defaults, and delaying loan closing periods. Any future disruption which may be caused by these developments is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

11

ROCF II Series

In the first half of 2024, ROCF II Series closed one senior secured commercial real estate loan with a principal of $4,550,000, purchased a participation interest from a related party with aggregate principal of $3,500,000, and sold a participation interest to a related party with aggregate principal of $1,100,000. Additionally, a senior secured loan with principal of $3,760,000 paid off in full during the period. Principal on the participation interest sold and payoff has been redeployed into new senior secured loans.

ROCF IV Series

In the first half of 2024, ROCF IV Series closed four senior secured commercial real estate loans with aggregate principal of $25,775,000 and sold six participation interests in three loans to related parties with aggregate principal of $13,300,000. Additionally, two senior secured loans with aggregate principal of $13,619,000 paid off in full during the period. Principal on the participation interests sold and payoffs will be redeployed into new senior secured loans.

ROCF V Series

In the first half of 2024, ROCF V Series purchased a participation interest in one loan from a related party with principal of $1,500,000. ROCF V Series also entered into an amended and restated participation agreement with a related party whereby the related party increased its participation interest in one loan to $1,075,000. Additionally, an office building located in New Jersey was acquired by ROCF V Series via foreclosure and has a capitalized cost basis of $10,300,000. Management is actively marketing the property. Principal on the increased participation interest will be redeployed into new senior secured loans.

ROIOF Series

In the first half of 2024, purchased participation interest in three loans from related parties with aggregate principal of $6,800,000 and entered into three amended and restated participation agreements with a related party whereby the related party increased its participation interest in one loan to $1,925,000. Principal on the increased participation interest will be redeployed into new senior secured loans.

Item 2. Other Information

None.

12

Item 3. Financial Statements

RED OAK CAPITAL FUND SERIES, LLC

(AND ROCF II SERIES, ROCF IV SERIES, ROCF V SERIES

AND ROIOF SERIES AND THEIR RESPECTIVE PREDECESSORS)

FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2024 AND DECEMBER 31, 2023

13

Red Oak Capital Fund Series, LLC and predecessors

14

Red Oak Capital Fund Series, LLC and predecessors

Balance Sheets

June 30, 2024

	ROCF II	ROCF IV	ROCF V	ROIOF		(Unaudited)
	Series	Series	Series	Series	Eliminations	Consolidated

Assets

Current assets:
Cash and cash equivalents	$5,815,834	$10,190,936	$4,551,027	$5,012,046	$-	$25,569,843
Mortgage loans receivable, held for investment, net	21,995,992	17,382,867	35,476,539	45,835,366	-	120,690,764
Loan interest receivable	410,381	1,141,134	2,189,671	523,573	-	4,264,759
Accrued paid-in-kind interest	206,475	546,000	1,252,552	1,538,630	-	3,543,657
Due from other	-	118,644	-	290,646	(409,140)	150
Property - held for sale, net	-	-	10,300,000	-	-	10,300,000
Total current assets	28,428,682	29,379,581	53,769,789	53,200,261	(409,140)	164,369,173

Long-term assets:
Mortgage loans receivable, held for investment, net	7,428,660	19,892,102	8,982,775	10,255,012	-	46,558,549
Other assets	61,600	-	-	-	-	61,600
Total long-term assets	7,490,260	19,892,102	8,982,775	10,255,012	-	46,620,149

Total assets	$35,918,942	$49,271,683	$62,752,564	$63,455,273	$(409,140)	$210,989,322

Liabilities and Member's Deficit

Current liabilities:
Participation loans payable	$6,441,000	$-	$4,067,000	$3,000,261	$-	$13,508,261
Loan interest payable	326,560	-	228,769	168,765	-	724,094
Loan interest reserves	1,484,758	2,920,166	725,703	767,468	-	5,898,095
Loan construction reserves	3,282,666	5,270,681	1,045,249	237,826	-	9,836,422
Bond interest payable	957,313	965,572	1,374,768	1,371,113	-	4,668,766
Due to affiliates	395,382	-	-	-	-	395,382
Accrued expenses	101,593	53,342	84,360	20,950	-	260,245
Due to related parties	61,881	80,564	1,308,947	5,517	(409,140)	1,047,769
Other current liabilities	-	-	41,416	11,250	-	52,666
Total current liabilities	13,051,153	9,290,325	8,876,212	5,583,150	(409,140)	36,391,700

Long-term liabilities:
Bonds payable, net	44,974,928	45,223,889	69,791,543	64,447,768	-	224,438,128
Total long-term liabilities	44,974,928	45,223,889	69,791,543	64,447,768	-	224,438,128

Member's deficit	(22,107,139)	(5,242,531)	(15,915,191)	(6,575,645)	-	(49,840,506)

Total liabilities and member's deficit	$35,918,942	$49,271,683	$62,752,564	$63,455,273	$(409,140)	$210,989,322

15

Red Oak Capital Fund Series, LLC and predecessors

Balance Sheets

December 31, 2023

	ROCF II	ROCF IV	ROCF V	ROIOF		(Audited)
	Series	Series	Series	Series	Eliminations	Consolidated

Assets

Current assets:
Cash and cash equivalents	$11,061,753	$15,725,514	$9,141,897	$13,719,009	$-	$49,648,173
Mortgage loans receivable, held for investment, net	19,365,443	25,273,359	46,020,952	46,145,686	-	136,805,440
Loan interest receivable	479,611	913,553	1,537,597	167,433	-	3,098,194
Accrued paid-in-kind interest	82,925	1,375,691	1,212,550	1,170,126	-	3,841,292
Due from other	-	-	-	289,243	(289,243)	-
Total current assets	30,989,732	43,288,117	57,912,996	61,491,497	(289,243)	193,393,099

Long-term assets:
Mortgage loans receivable, held for investment, net	6,687,349	-	7,811,332	4,610,437	-	19,109,118
Other assets	61,600	-	-	-	-	61,600
Total long-term assets	6,748,949	-	7,811,332	4,610,437	-	19,170,718

Total assets	$37,738,681	$43,288,117	$65,724,328	$66,101,934	$(289,243)	$212,563,817

Liabilities and Member's Deficit

Current liabilities:
Participation loans payable	$5,069,000	$-	$5,067,000	$3,000,261	$-	$13,136,261
Loan interest payable	76,971	-	76,256	56,255	-	209,482
Loan interest reserves	2,019,629	740,924	1,362,237	1,147,669	-	5,270,459
Loan construction reserves	3,257,110	1,014,871	1,662,304	1,426,346	-	7,360,631
Bond interest payable	961,605	966,602	1,382,003	1,373,114	-	4,683,324
Due to affiliates	797,278	-	-	-	-	797,278
Accrued expenses	22,545	7,500	7,500	7,500	-	45,045
Due to related parties	-	-	289,243	-	(289,243)	-
Total current liabilities	12,204,138	2,729,897	9,846,543	7,011,145	(289,243)	31,502,480

Long-term liabilities:
Bonds payable, net	44,733,021	44,945,127	69,625,049	64,066,934	-	223,370,131
Participation loans payable	1,372,000	-	-	-	-	1,372,000
Total long-term liabilities	46,105,021	44,945,127	69,625,049	64,066,934	-	224,742,131

Member's Deficit
General Partner
Limited Partners
Member's deficit	(20,570,478)	(4,386,907)	(13,747,264)	(4,976,145)	-	(43,680,794)

Total liabilities and member's deficit	$37,738,681	$43,288,117	$65,724,328	$66,101,934	$(289,243)	$212,563,817

16

Red Oak Capital Fund Series, LLC and predecessors

Statements of Operations

For the Six Months Ending June 30, 2024

	ROCF II	ROCF IV	ROCF V	ROIOF		(Unaudited)
	Series	Series	Series	Series	Eliminations	Consolidated

Revenue:
Mortgage interest income	$1,488,391	$1,695,990	$2,262,079	$2,763,100	$-	$8,209,560
Paid-in-kind interest income	123,550	143,192	312,280	368,504	-	947,526
Bank interest income	96,982	292,069	85,099	139,431	-	613,581
Total revenue	1,708,923	2,131,251	2,659,458	3,271,035	-	9,770,667

Expenses:
Bond interest expense	$2,345,042	$2,260,938	$3,306,960	$3,223,059	$-	$11,135,999
Provision for credit losses (benefit)	(93,000)	-	435,899	812,000	-	1,154,899
Participation interest expense	249,589	-	152,513	112,510	-	514,612
Management fees	395,382	407,619	641,406	592,323	-	2,036,730
Management acquisition fees	48,250	-	-	-	-	48,250
Management disposition fees	-	136,190	-	-	-	136,190
Rental expenses	111,320	696	123,707	-	-	235,723
General and administrative	199,601	181,432	190,660	130,643	-	702,336
Total expenses	3,256,184	2,986,875	4,851,145	4,870,535	-	15,964,739

Other income (expense)
Realized gain (loss) on extinguishment of debt	$10,600	$-	$23,760	$-	$-	$34,360
Total other income (expense)	10,600	-	23,760	-	-	34,360

Net income (loss)	$(1,536,661)	$(855,624)	$(2,167,927)	$(1,599,500)	$-	$(6,159,712)

17

Red Oak Capital Fund Series, LLC and predecessors

Statements of Operations

For the Six Months Ending June 30, 2023

	Predecessor of	Predecessor of	Predecessor of	Predecessor of
	ROCF II Series	ROCF IV Series	ROCF V Series	ROIOF Series	Eliminations	(Unaudited) Consolidated

Revenue:
Mortgage interest income	$408,439	$2,611,208	$2,384,051	$2,749,382	$-	$8,153,080
Paid-in-kind interest income	77,711	291,324	372,804	451,589	-	1,193,428
Bank interest income	2	-	-	-	-	2
Total revenue	486,152	2,902,532	2,756,855	3,200,971	-	9,346,510

Expenses:
Bond interest expense	$2,378,921	$2,345,478	$3,354,103	$3,258,891	$-	$11,337,393
Provision for credit losses (benefit)	(3,500,000)	100,000	5,570,000	-	-	2,170,000
Management fees	400,816	428,575	645,912	580,770	-	2,056,073
Management disposition fees	-	149,000	74,712	-	-	223,712
Organization fees	-	-	-	38,660	-	38,660
Rental expenses	136,739	-	-	-	-	136,739
General and administrative	42,625	55,923	52,179	37,930	-	188,657
Write-off of loan interest income	453,450	-	-	-	-	453,450
Total expenses	(87,449)	3,078,976	9,696,906	3,916,251	-	16,604,684

Other income (expense)
Realized gain (loss)	$836,595	$-	$-	$-	$-	$836,595
Realized gain (loss) on extinguishment of debt	7,600	-	2,400	-	$-	10,000
Total other income (expense)	844,195	-	2,400	-	-	846,595

Net income (loss)	$1,417,796	$(176,444)	$(6,937,651)	$(715,280)	$-	$(6,411,579)

18

Red Oak Capital Fund Series, LLC and predecessors

Statements of Changes in Member's Capital

	ROCF II	ROCF IV	ROCF V	ROIOF	(Unaudited)
	Series	Series	Series	Series	Consolidated

Member's deficit, January 1, 2023	$(19,714,648)	$(3,896,037)	$(4,552,559)	$(4,502,633)	$(32,665,877)

Net income (loss)	1,417,796	(176,444)	(6,937,651)	(715,280)	(6,411,579)

Member's deficit, June 30, 2023	$(18,296,852)	$(4,072,481)	$(11,490,210)	$(5,217,913)	$(39,077,456)

Member's deficit, January 1, 2024	$(20,570,478)	$(4,386,907)	$(13,747,264)	$(4,976,145)	$(43,680,794)

Net income (loss)	(1,536,661)	(855,624)	(2,167,927)	(1,599,500)	(6,159,712)

Member's deficit, June 30, 2024	$(22,107,139)	$(5,242,531)	$(15,915,191)	$(6,575,645)	$(49,840,506)

19

Red Oak Capital Fund Series, LLC and predecessors

Statements of Cash Flows

For the Six Months Ending June 30, 2024

	ROCF II	ROCF IV	ROCF V	ROIOF		(Unaudited)
	Series	Series	Series	Series	Eliminations	Consolidated

Cash flows from operating activities:
Net loss	$(1,536,661)	$(855,624)	$(2,167,927)	$(1,599,500)	$-	$(6,159,712)

Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Realized gain (loss) on extinguishment of debt	-	-	(23,760)	-	-	(23,760)
Accretion of loan origination income	(202,360)	(186,847)	(220,530)	(267,031)	-	(876,768)
Amortization of debt issuance costs	428,908	328,761	552,494	480,834	-	1,790,997
Provision for credit losses (benefit)	(93,000)	-	435,899	812,000	-	1,154,899
Change in other operating assets and liabilities:
Net change in loan interest receivable	36,507	(227,581)	(1,140,351)	(356,139)	-	(1,687,564)
Net change in accrued paid-in-kind interest	(123,550)	829,691	(312,280)	(368,504)	-	25,357
Net change in due from other	-	(118,644)	-	(1,403)	119,897	(150)
Net change in loan interest payable	249,589	-	152,513	112,510	-	514,612
Net change in bond interest payable	(4,292)	(1,030)	(7,235)	(2,001)	-	(14,558)
Net change in due to related parties	61,881	80,564	19,704	5,517	(119,897)	47,769
Net change in other current liabilities	-	-	41,416	11,250	-	52,666
Net change in due to affiliates	(401,896)	-	-	-	-	(401,896)
Net change in accrued expenses	79,048	45,842	76,860	13,450	-	215,200

Net cash provided by (used in) operating activities	(1,505,826)	(104,868)	(2,593,197)	(1,159,017)	-	(5,362,908)

Cash flows from investing activities:
Mortgage notes issued	(6,841,500)	(25,433,762)	(1,332,500)	(7,023,438)	-	(40,631,200)
Mortgage notes repaid	3,765,000	13,619,000	325,000	1,144,214	-	18,853,214
Loan interest reserves	(502,150)	2,179,242	32,377	(380,202)	-	1,329,267
Loan construction reserve additions	1,212,036	8,048,190	731,136	747,676	-	10,739,038
Loan construction reserve drawdowns	(1,186,479)	(3,792,380)	(1,391,446)	(1,936,196)	-	(8,306,501)
Proceeds from sale of property - held for sale	-	-	-	-	-	-

Net cash provided by (used in) investing activities	(3,553,093)	(5,379,710)	(1,635,433)	(7,447,946)	-	(18,016,182)

Cash flows from financing activities:
Redemptions of Bonds	(187,000)	(50,000)	(362,240)	(100,000)	-	(699,240)

Net cash provided by (used in) financing activities	(187,000)	(50,000)	(362,240)	(100,000)	-	(699,240)

Net change in cash and cash equivalents	(5,245,919)	(5,534,578)	(4,590,870)	(8,706,963)	-	(24,078,330)

Cash and cash equivalents, beginning of period	11,061,753	15,725,514	9,141,897	13,719,009	-	49,648,173

Cash and cash equivalents, end of period	$5,815,834	$10,190,936	$4,551,027	$5,012,046	$-	$25,569,843

Supplemental disclosure of cash flow information:
Interest paid	$1,920,426	$1,933,206	$2,761,704	$2,744,225	$-	$9,359,561
Foreclosure of notes receivable in exchange for property, net	$-	$-	$9,639,222	$-	$-	$9,639,222

20

Red Oak Capital Fund Series, LLC and predecessors

Statements of Cash Flows

For the Six Months Ending June 30, 2023

	Predecessor of	Predecessor of	Predecessor of	Predecessor of
	ROCF II Series	ROCF IV Series	ROCF V Series	ROIOF Series	Eliminations	(Unaudited) Consolidated

Cash flows from operating activities:
Net income (loss)	$1,417,796	$(176,444)	$(6,937,651)	$(715,280)	$-	$(6,411,579)

Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Realized gain (loss)	(836,595)	-	-	-	-	(836,595)
Realized gain (loss) on extinguishment of debt	(7,600)	-	-	-	-	(7,600)
Accretion of loan origination income	16,465	(111,808)	(416,498)	(373,673)	-	(885,514)
Amortization of debt issuance costs	441,247	345,465	576,062	525,997	-	1,888,771
Provision for credit losses (benefit)	(3,500,000)	100,000	5,570,000	-	-	2,170,000
Change in other operating assets and liabilities:
Net change in loan interest receivable	612,158	270,210	(528,470)	309,503	-	663,401
Net change in accrued paid-in-kind interest	(77,711)	597,385	(372,804)	(451,589)	-	(304,719)
Net change in due from related parties	-	-	-	3,658	-	3,658
Net change in other assets	-	-	-	(1,500)	-	(1,500)
Net change in due from other	25,823	67,690	11,500			105,013
Net change in bond interest payable	(10,051)	(37,558)	(2,245)	70,222	-	20,368
Net change in due to managing member	157,660	(215,163)	(102,288)	(22,274)	-	(182,065)
Net change in bond proceeds received in advance	-	-	-	(65,000)	-	(65,000)
Net change in due to related parties	-	-	(334,994)	-	-	(334,994)
Net change in other current liabilities	(256,290)	-	(157,708)	(36,520)	-	(450,518)
Net change in accrued expenses	-	13,433	-	-	-	13,433

Net cash provided by (used in) operating activities	(2,017,098)	853,210	(2,695,096)	(756,456)	-	(4,615,440)

Cash flows from investing activities:
Mortgage notes issued	(5,112,279)	-	(7,277,500)	(11,622,025)	-	(24,011,804)
Mortgage notes repaid	9,642,916	14,900,000	7,471,212	3,017,740	-	35,031,868
Mortgage note participations	-	-	2,800,000	-	-	2,800,000
Loan interest reserves	(263,477)	(570,208)	65,781	(109,271)	-	(877,175)
Loan construction reserve additions	147,487	-	358,851	1,285,166	-	1,791,504
Loan construction reserve drawdowns	(4,023,115)	(1,005,161)	(2,056,206)	(3,716,991)	-	(10,801,473)
Proceeds from sale of property - held for sale	4,744,215	-	-	-	-	4,744,215

Net cash provided by (used in) investing activities	5,135,747	13,324,631	1,362,138	(11,145,381)	-	8,677,135

Cash flows from financing activities:
Proceeds from Bonds	-	-	-	2,143,000	-	2,143,000
Payment of debt issuance costs	-	-	-	(180,077)	-	(180,077)
Redemptions of Bonds	(473,000)	(2,340,000)	(120,000)	(383,000)	-	(3,316,000)

Net cash provided by (used in) financing activities	(473,000)	(2,340,000)	(120,000)	1,579,923	-	(1,353,077)

Net change in cash and cash equivalents	2,645,649	11,837,841	(1,452,958)	(10,321,914)	-	2,708,618

Cash and cash equivalents, beginning of period	6,655,557	4,976,492	16,646,241	20,200,487	-	48,478,777

Cash and cash equivalents, end of period	$9,301,206	$16,814,333	$15,193,283	$9,878,573	$-	$51,187,395

Supplemental disclosure of cash flow information:
Interest paid	$1,947,725	$2,037,571	$2,780,286	$-	$-	$6,765,582

21

Red Oak Capital Fund Series, LLC and predecessors Notes to Financial Statements June 30, 2024 and December 31, 2023

1. Organization

Red Oak Capital Fund Series, LLC, (the “Series LLC”) is a Delaware limited liability company that originates senior loans collateralized by commercial real estate in the United States of America. The Series LLC’s plan is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and owns 100% of the member interests in the Series LLC.

The Series LLC was formed on September 18, 2023, and on September 29, 2023, certain of its series (ROCF II Series, ROCF IV Series, ROCF V Series, and ROIOF Series), succeeded by merger, respectively, to the business and operations of Red Oak Capital Fund II, LLC (“ROCF II”), Red Oak Capital Fund IV, LLC (“ROCF IV”), Red Oak Capital Fund V, LLC (“ROCF V”), and Red Oak Income Opportunity Fund, LLC (ROIOF). ROCF II, ROCF IV, ROCF V, and ROIOF, were all separate Delaware limited liability companies. The Series LLC’s term is indefinite. The net assets of the predecessor companies did not change as a result of the merger. Prior to the merger, ROCF II, ROCF IV, ROCF V, and ROIOF were all under common ownership and control. The financial statements are presented as if the merger occurred at the beginning of the reporting period.

ROCF II formed on April 25, 2017 and commenced operations on November 16, 2018. ROCF II raised a maximum of $50 million of Series A Bonds and Series B Bonds pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The minimum offering requirement of $2 million was achieved and an initial closing was held on November 16, 2018 whereby the initial offering proceeds were released from escrow.

ROCF IV formed on October 31, 2019 and commenced operations on February 21, 2020. ROCF IV raised $50 million of Series A, B, Ra, and Rb Bonds pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended.

ROCF V formed on March 23, 2020 and commenced operations on September 23, 2020. ROCF V raised a maximum of $75 million of Series A Bonds, Series A R-bonds, Series B Bonds, and Series B R-Bonds (collectively the “Bonds”) pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended.

ROIOF was formed on February 28, 2020 and commenced operations on September 23, 2020. ROIOF raised a maximum of $150 million of CORE Bonds, CORE R-bonds, CORE 21 Bonds, CORE 21 R-Bonds, CORE 22 Bonds, CORE 22 R-Bonds and SI Bonds, with two options to raise an additional $150 million each for a total of $450 million, pursuant to an exemption from registration under Regulation D of the Securities Act of 1933, as amended.

2. Significant accounting policies

Basis of presentation

The financial statements of the Series LLC have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and all values are stated in United States dollars.

The financial statements include the accounts of the Series LLC and its series, ROCF II Series, ROCF IV Series, ROCF V Series, and ROIOF Series and their respective predecessors ROCF II, ROCF IV, ROCF V, and ROIOF. All intercompany balances and transactions have been eliminated in consolidation.

22

Red Oak Capital Fund Series, LLC and predecessors Notes to Financial Statements June 30, 2024 and December 31, 2023

2.Significant accounting policies (continued)

Management's Plans

For the period ending June 30, 2024, the Series continued to deploy capital into senior secured loans, thereby mitigating the negative spread between the yield on interest earning assets and the cost of capital. Through the date of this report, the Series, accounting for loans scheduled to close through year-end, have deployed substantially all of their capital into senior secured loans. In addition, we are in active discussions with lending institutions to provide a line of credit for the Series that will enhance yields by use of modest leverage. We anticipate this will generate materially higher revenue and net income for the Series in future periods which will mitigate their negative equity position going forward.

ROCF II Series

The maturity of the ROCF II Series B Bonds is August 1, 2024, reflecting a term of five years following the termination of the bond offering for the Series B Bonds. On April 19, 2024, the Company provided notice of its right to extend the maturity date for an additional six months prior to repayment of the Bonds placing final extended maturity at February 1, 2025.

On April 19, 2024, management notified investors of an offer to exchange $1,000 in principal amount at maturity of our new 9.5% Senior Secured Bonds (“Series C Bonds”) due 2028 for each $1,000 in principal amount at maturity of our 8.5% Senior Secured Bonds (“Series B Bonds”) due 2024. The Company had extended the expiration time of the exchange and the Series C Bonds now would be expected to be issued on November 1, 2024. The exchange is being offered under an exemption from registration pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended, and is being undertaken to avoid the expense and delays associated with new capital raise and as such we have raised the Series B Bond yield to 9.5% for existing investors who elect to exchange. Today, the general level of interest rates is also higher than when the Series B Bonds were issued.

There are no assurances as to the number of bondholders that will request redemption of existing bonds, or agree to participate in the exchange. These uncertainties, along with net operating losses, negative capital, and the Series B bonds coming due caused our auditors to raise substantial doubt about ROCF II Series' ability to continue as a going concern in the audited financial statements published on Form 1-K on April 30, 2024.

Use of estimates

The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. The Managing Member believes the estimates utilized in preparing the Series LLC’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Series LLC's financial statements.

Fair value – hierarchy of fair value

In accordance with FASB ASC 820, Fair Value Measurement, the Series LLC discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820 provides three levels of the fair value hierarchy as follows:

23

Red Oak Capital Fund Series, LLC and predecessors Notes to Financial Statements June 30, 2024 and December 31, 2023

2.Significant accounting policies (continued)

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Series LLC has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Series LLC’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes. Restricted cash represents cash held in escrow for the benefit of the Series LLC’s bondholders for the payment of the debt service obligation.

Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations.

Property - held for sale

Property – held for sale represents foreclosed properties that are initially recorded at lower of cost or fair value less estimated costs to sell establishing a new cost basis. Physical possession of commercial real estate property collateralizing a commercial mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. If fair value declines subsequent to foreclosure, a valuation allowance will be created and expensed as an unrealized loss.

Mortgage loans receivable

Mortgage loans receivable are classified as held for investment based on the Series LLC’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal net of deferred origination fees and costs, and any allowance for credit losses. The Series LLC’s mortgage loans receivable consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Series LLC’s mortgage loans receivable have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

24

Red Oak Capital Fund Series, LLC and predecessors Notes to Financial Statements June 30, 2024 and December 31, 2023

2.Significant accounting policies (continued)

Loan participations

The Series LLC sells loan participations, to affiliated funds and other funds, in certain loans which it originates. The Series LLC follows the guidance in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 860, Transfers and Servicing. Based on this guidance, participations in loans that do not meet the true-sale criteria are treated as secured financings for financial reporting purposes. Accordingly, the full amount of the loans with participations and the pledged loans are reflected as assets, the interest thereon is recorded by the Series LLC as income, and the participants’ share of the loans are reflected as secured borrowings with interest expense recorded by the Series LLC on such participations.

Allowance for credit losses

The Series LLC recognizes an allowance for credit losses for financial assets carried at amortized cost to present the net amount expected to be collected as of the balance sheet date. Such allowance will be based on the credit losses expected to arise over the life of the asset (contractual term), which includes consideration of prepayments and based on the Series LLC’s expectations as of the balance sheet date.

The Series LLC utilizes a loss rate approach in determining its lifetime expected credit losses on its loans held for investment. This method is used for calculating an estimate of losses based on management and the Series LLC’s expertise in the commercial real estate bridge lending space and is comprised of an estimate of the probability of default of a given loan and the expectation of total loss, including costs to remediate and/or sell, in the event of such default. In determining its loss rates, the Series LLC uses a multi-factor model to ascertain the likelihood of a borrower experiencing distress and going into default and quantifies a potential loss based on the carrying value of the underlying collateral on its balance sheet in relation to its fair value as determined by the most recent appraisal on an “as-is” basis less selling costs.

Credit Quality Indicators

The Series LLC analyzes the loans in its portfolio based on the internal credit risk grading process pursuant to CECL (as defined below). Internal credit risk grading process includes an ongoing process that evaluates, among other things: (i) the borrower’s ability to repay; (ii) the underlying collateral; (iii) the risk inherent to a particular commercial real estate sector; and (iv) the risk endemic to the market and geography in which the borrower operates.

The Series LLC assigns weights to a number of standard risk factors that apply across the portfolio. The weightings are based on management’s experience in the bridge lending credit market and have been specifically tailored to the offered loan products. These include loan to value (LTV), sector risk, market risk, sponsor risk and debt service coverage ratio (DSCR). In addition, subjective risk factors, including borrower past performance, borrower management / business plan performance, macroeconomic trends and other relevant facts or trends are analyzed in conjunction with standard factors to provide enhancement or diminution to the credit profile of the loan.

This analysis provides for a stratification of the loan portfolio across the following internal grades:

1.	Prime – minimal probability of default
2.	Pass – low probability of default
3.	Low pass – material probability of default
4.	Watch – significant probability of default
5.	Special Mention – substantial probability of default
6.	Substandard – more likely than not probability of default
7.	Doubtful – highly likely probability of default
8.	Default / Loss – defaulted / expected to default

25

Red Oak Capital Fund Series, LLC and predecessors Notes to Financial Statements June 30, 2024 and December 31, 2023

2.Significant accounting policies (continued)

Revenue recognition and accounts receivable

Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. One loan was on nonaccrual status at June 30, 2024 and four loans were on nonaccrual status at December 31, 2023.

The Series LLC will place a loan on non-accrual status for financial accounting purposes on the same date the loan is put into default status. A loan will formally go into default when an event of default has occurred as defined in the loan agreement, a notice of default has been sent to the borrower, and the borrower has not cured the default within the allotted period provided in the notice of default. Exceptions to the non-accrual policy may be made when the collateral value significantly exceeds the outstanding principal and accrued interest of the loan. Additionally, when the nature of the default does not materially impact the likelihood of collection, management may determine that non-accrual status is not appropriate. When a loan is classified as non-accrual, the future accrual of interest is suspended and management considers whether any previously accrued interest should be reversed. Interest received on non-accrual loans is either applied against principal or recognized as interest income.

Loan origination income is amortized over the life of the mortgage loan receivable using the interest method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet. Accretion of loan origination income totaled negative $876,768 and $885,514 for the periods ending June 30, 2024 and June 30, 2023, respectively, and is included in interest income in the accompanying statements of operations. The Series LLC had gross mortgage loans receivable of $171.87 million and $163.76 million, presented net of $0.73 and $0.71 million of unamortized deferred loan origination income and $3.89 million and $7.07 million of loan loss reserves at June 30, 2024 and December 31, 2023, respectively.

Accrued Interest Receivable

The Series LLC elected to present the accrued interest receivable balance separately in its balance sheet from the amortized cost of the loan. Accrued interest receivable was $7,808,416 and $6,939,486 and accrued interest payable was $724,094 and $209,482 as of June 30, 2024 and December 31, 2023 relating to loans and participation loans payable, respectively.

When management places a loan in non-accrual status and determines that previously accrued interest should be reversed, the write-off of accrued interest receivable is recognized through the reversal of interest income. The Series LLC wrote off $38,912 and $120,722 of loan accrued interest receivables during the period ending June 30, 2024 and June 30, 2023, respectively.

Bonds payable

Series LLC-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis. The contingent interest associated with the bonds will be recognized on an accrual basis at the end of each reporting period assuming a hypothetical liquidation of the Series LLC’s mortgage loans receivable at fair value.

Income taxes

The Series LLC is a single member limited liability company (LLC) and, as such, is a disregarded entity for income tax purposes and not subject to income taxes, and does not file a tax return. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

26

Red Oak Capital Fund Series, LLC and predecessors Notes to Financial Statements June 30, 2024 and December 31, 2023

2.Significant accounting policies (continued)

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Series LLC is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Series LLC to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Series LLC has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Series LLC (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation. Such reclassifications had no effect on previously reported members' deficit or net loss. For the period ending June 30, 2024, $613,581 of mortgage interest income was reclassified as bank interest income. For the period ending June 30, 2023, no amounts were reclassified.

3. Mortgage loans receivable

The Series LLC earned and accrued $8,209,560 of mortgage loan interest income, $947,526 in PIK interest income, and $514,612 of participation interest expense during the period ended June 30, 2024. The Series LLC earned and accrued $8,153,080 of mortgage loan interest income, $1,193,428 in PIK interest income, and $473,776 of participation interest expense during the period ended June 30, 2023.

Mortgage loans receivable at June 30, 2024 consisted of the following:

	ROCF II Series	ROCF IV Series	ROCF V Series	ROIOF Series	(Unaudited) Consolidated
Mortgage loans receivable, net	$29,424,652	$37,274,969	$44,459,314	$56,090,378	$167,249,313
Participation loans payable	$6,441,000	$-	$4,067,000	$3,000,261	$13,508,261
Loan count	7	7	5	6	25
Weighted average interest rate	10.93%	6.53%	8.60%	8.34%	8.46%
Weighted average paid-in-kind interest rate	0.97%	0.63%	1.44%	1.39%	1.16%
Maturity Range	September 30, 2020 to March 31, 2026	December 31, 2023 to May 31, 2026	May 1, 2024 to March 31, 2026	January 31, 2024 to May 31, 2026	September 30, 2020 to May 31, 2026

27

Red Oak Capital Fund Series, LLC and predecessors Notes to Financial Statements June 30, 2024 and December 31, 2023

3. Mortgage loans receivable (continued)

Mortgage loans receivable at December 31, 2023 consisted of the following:

	ROCF II Series	ROCF IV Series	ROCF V Series	ROIOF Series	(Unaudited) Consolidated
Mortgage loans receivable, net	$26,052,792	$25,273,359	$53,832,284	$50,756,123	$155,914,558
Participation loans payable	$6,441,000	$-	$5,067,000	$3,000,261	$14,508,261
Loan count	7	5	6	6	24
Weighted average interest rate	12.07%	9.50%	9.66%	8.89%	9.72%
Weighted average paid-in-kind interest rate	1.22%	2.22%	1.74%	1.55%	1.68%
Maturity Range	September 6, 2020 to November 30, 2025	August 9, 2023 to May 1, 2024	March 31, 2023 to December 31, 2025	January 1, 2024 to December 31, 2025	September 6, 2020 to December 31, 2025

The below table summarizes the aging of mortgage loans receivable gross of unamortized origination costs at June 30, 2024:

	ROCF II Series	ROCF IV Series	ROCF V Series	ROIOF Series	(Unaudited)Consolidated
0-30 Days	$21,709,000	$31,525,000	$20,758,000	$43,007,171	$116,999,171
31-60 Days	-	-	8,125,000	8,125,000	8,125,000
61-90 Days	-	-	-	-	-
90+ Days	2,362,500	6,000,000	13,750,000	3,000,000	33,237,500
Total	$24,071,500	$37,525,000	$42,633,000	$54,132,171	$158,361,671

The below tables summarize the allowance for credit losses for the periods ended June 30, 2023 and June 30, 2024:

	Predecessor of ROCF II Series	Predecessor of ROCF IV Series	Predecessor of ROCF V Series	Predecessor of ROIOF Series	(Unaudited) Consolidated
January 1, 2023 Balance	$3,740,000	$660,000	$-	$-	$4,400,000
Increases	10,000	100,000	5,570,000	-	5,680,000
Decreases	(3,510,000)	-	-	-	(3,510,000)
June 30, 2023 Balance	$240,000	$760,000	$5,570,000	$-	$6,570,000

	ROCF II Series	ROCF IV Series	ROCF V Series	ROIOF Series	(Unaudited) Consolidated
January 1, 2024 Balance	$961,000	$-	$6,052,000	$60,000	$7,073,000
Increases	-	-	711,000	812,000	1,523,000
Decreases	(93,000)	-	(4,610,000)	-	(4,703,000)
June 30, 2024 Balance	$868,000	$-	$2,153,000	$872,000	$3,893,000

28

Red Oak Capital Fund Series, LLC and predecessors Notes to Financial Statements June 30, 2024 and December 31, 2023

3. Mortgage loans receivable (continued)

The below table summarizes mortgage loans receivable, net by credit quality indicators at June 30, 2024:

Indicator	ROCF II Series	ROCF IV Series	ROCF V Series	ROIOF Series	Consolidated
Prime	$-	$2,495,742	$-	$4,001,432	$6,497,173
Pass	-	-	-	-	-
Low pass	14,160,543	15,265,918	7,495,959	6,287,013	43,209,433
Watch	13,691,609	13,513,309	5,986,816	26,332,071	59,523,806
Special Mention	-	-	10,534,926	11,379,494	21,914,419
Substandard	-	6,000,000	20,441,613	8,090,369	34,531,982
Doubtful	-	-	-	-	-
Default / Loss	1,572,500	-	-	-	1,572,500
Total	$29,424,652	$37,274,969	$44,459,314	$56,090,379	$167,249,313

In accordance with the Series LLC's mortgage loan receivable agreements, most borrowers must fund a loan interest reserve account with six to twelve months of interest payments. The Series LLC may also hold prepaid interest on behalf of each borrower as applicable. As of June 30, 2024 and December 31, 2023, the loan interest reserve account, including prepaid interest, contained approximately $5.90 and $5.27 million, respectively. Additionally, the Series LLC holds certain construction funds on behalf of each borrower which is then paid out in accordance with a construction budget, draw schedule, and payment schedule, as applicable. As of June 30, 2024 and December 31, 2023, the loan construction reserve account contained approximately $9.84 million and $7.36 million, respectively.

On January 1, 2023, ROCF IV issued a notice of default to a mortgage note borrower, Phoenix Ten Properties, LLC, and increased the interest rate to the default rate of 16% per annum. The note originally matured on October 31, 2022, and held an unpaid principal balance of $11,300,000 with interest receivable of approximately $1,058,000 as of December 31, 2022. On April 18, 2023, the borrower paid the note off resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

As of March 9, 2023, the loan to 11 Waterview Blvd, LLC was placed in non-accrual status due to a default. The note has an unpaid principal balance of $14,500,000 and outstanding interest receivable of $336,000. On January 21, 2020, the ROCF V issued a notice of default to 11 Waterview Blvd, LLC for failure to make interest payments. The interest rate increased from 10.50% to the default rate 14.50%. The underlying commercial property is a commercial office building located in the state of New Jersey.

On June 14, 2023, a mortgage note with an unpaid principal balance of $6,600,000 and interest receivable of $383,000 was sold to Red Oak Capital Properties, LLC, a related party, for gross proceeds of $4,333,921. On January 21, 2020, the ROCF II issued a notice of default to the mortgage note borrower, Dei Vitae Enterprises, LLC, for a failure to make interest payments. On April 17, 2020, the Series LLC issued a notice of loan acceleration and increased the interest rate to the default rate of 16% per annum. Since the borrower failed to deliver the payoff, ROCF II has proceeded with foreclosure proceedings and has placed the property into receivership. The note originally matured on July 30, 2020.

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Red Oak Capital Fund Series, LLC and predecessors Notes to Financial Statements June 30, 2024 and December 31, 2023

3. Mortgage loans receivable (continued)

On June 23, 2023, the borrower 5320 8th Street NW, LLC was placed in default. The interest rate increased from 10.75% to the default rate 15.75%. On July 5, 2023, mortgage note borrower 5320 8th Street NW, LLC paid off the note with a total remaining principal balance of $8,550,000 with interest receivable of $120,000. ROCF V received $8,252,866 in proceeds from the loan payoff resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

On June 23, 2023, the borrower 4725 Minnesota Ave SE LLC was placed in default. The interest rate increased from 10.0% to the default rate 15.0%. On July 24, 2023, the loan with mortgage note borrower 4725 Minnesota Ave SE, LLC, which held an unpaid principal balance of $2,650,000 with interest receivable of $20,000, was paid off for the full principal and accrued interest outstanding at the time.

As of December 31, 2023, Tuglife Marine LC, LLC, the borrower of a mortgage note from ROCF II, had an unpaid principal balance of $3,765,000 and outstanding interest receivable of $262,000. The note, which originally matured on September 6, 2020, was subject to a notice of default issued by ROCF II on December 10, 2020 due to the borrower’s failure to make interest payments. Following the default, ROCF II raised the interest rate to the default rate of 16% per annum. Since the note was not paid off in accordance with the acceleration notice, ROCF II has begun the process of foreclosure.

On February 5, 2024, mortgage note borrower BT Apartment Rentals, LLC paid off its note with a principal balance of $5,459,000. The note originally matured on October 31, 2021 and had an interest rate of 8.0%. ROCF IV Series received $6,348,114 in proceeds from the loan payoff resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

On February 22, 2024, ROCF II Series provided a $4,550,000 senior secured mortgage loan to Eagle Crest Village Apartments, LLC. The mortgage loan holds a total interest rate of 11.00% and matures February 28, 2025. The underlying commercial property is a multifamily building located in the state of Oregon.

On March 5, 2024, mortgage note borrower Tuglife Marine, LLC paid off its note with a principal balance of $3,765,000. The note originally matured on September 6, 2020 and had an interest rate of 11.0%. ROCF IV Series received $3,760,000 in proceeds from the loan payoff.

On March 6, 2024, ROIOF Series entered into a Loan Participation and Servicing Agreement whereby ROIOF Series sold a participation interest equal to approximately 20.62% of a $5,456,000 senior secured loan to Oak Institutional Credit Solutions, LLC, a related party, for a purchase price of $1,125,000. On December 12, 2023, ROIOF Series provided a $5,456,000 senior secured mortgage loan to The Breakers Property Owners, LLC.

On March 6, 2024, ROCF V Series entered into a Loan Participation and Servicing Agreement whereby ROCF V Series sold a participation interest equal to approximately 12.50% of a $8,600,000 senior secured loan to Oak Institutional Credit Solutions, LLC, a related party, for a purchase price of $1,075,000. On December 20, 2023, ROIOF Series provided a $8,600,000 senior secured mortgage loan to Sky Irondequoit, LLC.

On March 19, 2024, mortgage note borrower Panda High Plains Hemp Gin Real Estate, LLC paid off its note with a principal balance of $8,160,000. The note originally matured on August 1, 2022 and had an interest rate of 10.0%. ROCF IV Series received $8,179,716 in proceeds from the loan payoff resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

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Red Oak Capital Fund Series, LLC and predecessors Notes to Financial Statements June 30, 2024 and December 31, 2023

3. Mortgage loans receivable (continued)

On April 1, 2024, ROCF IV Series provided a $15,500,000 senior secured mortgage loan to 4069-4089 Minnesota Ave NE LLC. The mortgage loan holds a total interest rate of 12.25% and matures March 31, 2026. The underlying commercial property is a multifamily building located in the District of Columbia. ROCF IV Series entered into a Loan Participation and Servicing Agreement whereby ROCF IV Series sold participation interests equal to 22.58%, 19.35%, and 6.45% of the $15,500,000 senior secured loan to ROCF II Series, ROCF V Series, and ROIOF Series, for sale prices of $2,354,733, $2,018,343, and $672,781, respectively.

On April 1, 2024, the borrower for The Oaks Senior Living entered default when the 30-day cure period lapsed following the issuance of a notice of default. Given the appraised value of the property on an “as-is” basis exceeds our basis in the loan, we have not recorded a reserve for this loan.

On April 3, 2024, ROCF IV Series provided a $15,500,000 senior secured mortgage loan to 4069-4089 Minnesota Ave NE LLC. The mortgage loan holds a total interest rate of 12.25% and matures March 31, 2026. The underlying commercial property is a multifamily building located in Washington, DC.

On April 29, 2024, ROCF II Series entered into a Loan Participation and Servicing Agreement whereby ROCF II Series sold a participation interest equal to approximately 18.97% of a $5,800,000 senior secured loan to Oak Institutional Credit Solutions, LLC, a related party, for a purchase price of $1,100,000. On September 29, 2023, ROCF II Series provided a $5,800,000 senior secured mortgage loan to Legacy Lofts II LLC and Legacy Lofts III LLC.

On May 3, 2024, ROCF IV Series provided a $8,600,000 senior secured mortgage loan to Sharif Capital 7, LLC & Sharif Investments Indy-7, LLC. The mortgage loan holds a total interest rate of 10.38% and matures April 30, 2026. The underlying commercial property is a multifamily building located in the state of Indiana. ROCF IV Series entered into an amended and restated Loan Participation and Servicing Agreement whereby ROCF IV Series sold a participation interest equal to approximately 34.88% of the $8,600,000 senior secured loan to ROIOF Series, for a purchase price of $3,000,000

On May 17, 2024, ROIOF Series entered into an amended and restated Loan Participation and Servicing Agreement whereby ROIOF Series sold a participation interest equal to approximately 28.87% of a $5,456,000 senior secured loan to Oak Institutional Credit Solutions, LLC, a related party, for a purchase price of $1,575,000. On December 12, 2023, ROIOF Series provided a $5,456,000 senior secured mortgage loan to The Breakers Property Owners, LLC.

On May 22, 2024, ROCF IV Series provided a $5,750,000 senior secured mortgage loan to Penn Grand Property, LLC. The mortgage loan holds a total interest rate of 10.50% and matures April 30, 2025. The underlying commercial property is a multifamily building located in the state of Oklahoma.

On May 31, 2024, ROCF IV Series provided a $9,225,000 senior secured mortgage loan to Echo Philly Properties, LLC. The mortgage loan holds a total interest rate of 11.50% and matures May 31, 2026. The underlying commercial property is a multifamily building located in the state of Pennsylvania.

On June 7, 2024, ROIOF Series entered into an amended and restated Loan Participation and Servicing Agreement whereby ROIOF Series sold a participation interest equal to approximately 35.28% of a $5,456,000 senior secured loan to Oak Institutional Credit Solutions, LLC, a related party, for a purchase price of $1,925,000. On December 12, 2023, ROIOF Series provided a $5,456,000 senior secured mortgage loan to The Breakers Property Owners, LLC.

31

Red Oak Capital Fund Series, LLC and predecessors Notes to Financial Statements June 30, 2024 and December 31, 2023

4. Property – held for sale, net

On March 31, 2023, ROCF II sold ROCFII 1510 Hwy 59, LLC, which owns the hotel in Livingston, TX, to Red Oak Capital Properties, LLC, a related party under common ownership. On September 6, 2022, the hotel located in Livingston, TX, formerly owned by Fleurdelis Hospitality, Inc., was acquired through foreclosure. The Series LLC received $5,500,000 in proceeds from the sale, which resulted in a gain on sale of $1,600,000, recognized through member capital due to common ownership of the Series LLC and Red Oak Capital Properties, LLC.

On February 15, 2024, the commercial office building located in Parsippany-Troy Hills, NJ, formerly owned by 11 Waterview Blvd. LLC, was acquired through foreclosure. The note originally matured on March 31, 2023. As of June 30, 2024, the property continues to be held for sale and ROCF V is fielding interest from several buyer groups.

5. Related party transactions

The Series LLC will pay an annual management fee, calculated and payable on a quarterly basis, to the Managing Member. The management fee is based on an annual rate of 1.75% of gross principal outstanding of all Bonds. For the periods ended June 30, 2024 and June 30, 2023, $2,036,730 and $2,056,073 of management fees have been earned and paid to the Managing Member, respectively. $395,382 and $797,278 of management fees were held as payable to the Managing Member as of June 30, 2024 and December 31, 2023, respectively.

The Series LLC pays an acquisition fee to the Managing Member. The acquisition fee is calculated as 0.50% of the gross mortgage loans receivable, inclusive of any closing costs. During the periods ended June 30, 2024 and June 30, 2023, $48,250 and $0 of acquisition fees have been earned, respectively. As of June 30, 2024 and December 31, 2023, no acquisition fees were held as payable to the Managing Member.

The Series LLC will pay a disposition fee to the Managing Member. The disposition fee is calculated as 1.00% of the proceeds received from the repayment of the principal amount of any of its debt investments or any other disposition of the underlying real estate. For the periods ended June 30, 2024 and June 30, 2023, $136,190 and $223,712 of disposition fees were earned, respectively. As of June 30, 2024 and December 31, 2023, no disposition fees were held as payable to the Managing Member.

The Series LLC will pay organization fees, calculated and payable at every closing, to the Managing Member. The organizational fee is calculated as 2.00% of the gross principal outstanding of all Bonds. During the periods ended June 30, 2024 and June 30, 2023, $0 and $38,660 of organization fees have been earned, respectively. As of June 30, 2024 and December 31, 2023, no organization fees were held as payable to the Managing Member, respectively.

The Series entered into loan participation and servicing agreements with affiliate funds and other funds, whereby the Series sold participation interest in certain loans originated equal to a specific percentage of committed loan principal and providing specified interest rates to the participating funds. The interest rates on participation loans payable range from 7.50% to 7.75%. As of June 30, 2024 and December 31, 2023, the outstanding amount of participating loans payable was $13,508,261 and $14,508,261, respectively.

6. Member’s equity

During the periods ended June 30, 2024 and June 30, 2023, the Managing Member, as sole member of the Series LLC, made no capital contributions and received no distributions.

7. Bonds payable

During the period ended June 30, 2023, the ROIOF issued $1,828,000 of CORE 22 bonds and $315,000 of CORE 22 R-bonds. Each of the series’ bonds are secured by a senior blanket lien on all assets of the applicable series.

32

Red Oak Capital Fund Series, LLC and predecessors Notes to Financial Statements June 30, 2024 and December 31, 2023

7. Bonds payable (continued)

As of June 30, 2024 and December 31, 2023, there have been approximately $21.17 million and $21.17 million of debt issuance costs incurred by the Series LLC, respectively. The Series LLC capitalizes and amortizes the costs through the maturity of each Series as applicable. During the periods ended June 30, 2024 and June 30, 2023, approximately $1,790,997 and $1,888,771 were amortized to bond interest expense, respectively.

Bonds payable as of June 30, 2024 and December 31, 2023 are comprised of the following:

	June 30, 2024	June 30, 2023
ROCF II Series B bonds payable	$45,050,000	$45,237,000
ROCF IV Series A bonds payable	-	-
ROCF IV Series B bonds payable	43,449,000	43,499,000
ROCF IV Series Ra bonds payable	-	-
ROCF IV Series Rb bonds payable	3,086,000	3,086,000
ROCF V Series A bonds payable	35,984,000	36,134,000
ROCF V Series A R-bonds payable	2,685,000	2,642,000
ROCF V Series B bonds payable	31,866,000	32,102,000
ROCF V Series B R-bonds payable	2,444,000	2,487,000
ROIOF CORE bonds payable	5,898,000	5,898,000
ROIOF CORE R-bonds payable	1,831,000	1,831,000
ROIOF CORE 21 bonds payable	26,269,000	26,369,000
ROIOF CORE 21 R-bonds payable	3,975,000	3,975,000
ROIOF CORE 22 bonds payable	23,741,000	23,741,000
ROIOF CORE 22 R-bonds payable	3,694,000	3,694,000
ROIOF SI bonds payable	2,236,000	2,236,000
Debt issuance costs	(7,769,872)	(9,560,869)
Total bonds payable, net	$224,438,128	$223,370,131

For the periods ended June 30, 2024 and June 30, 2023, the Series LLC recorded $11,135,999 and $11,337,393 of bond interest expense, respectively. As of June 30, 2024 and December 31, 2023, $4,668,766 and $4,683,324 was payable to all bondholders, respectively.

Defined bond terms can be found in the corresponding series’ bond agreements.

ROCF II Bonds

The Series LLC executes quarterly interest payments to the Series B Bondholders at a rate of 8.5% per annum.

The maturity date of Series B Bonds is August 1, 2024, five years following the termination of the bond offering for Series B Bonds. Upon maturity of the Series B Bonds, bondholders will receive a Contingent Interest

Payment equals to 24% of the Spread. The Spread is defined as the difference between such bond’s pro-rata share of revenue derived from senior secured private company loans less the interest paid to such bondholder, withholding for fees at the discretion of the Managing Member.

The Series LLC’s obligation to redeem bonds in any given year pursuant to this Series B Redemption is limited to 10% of the outstanding principal balance of the Series B Bonds on January 1 of the applicable year. Bond redemptions pursuant to the Series B Redemption will occur in the order that notices are received.

33

Red Oak Capital Fund Series, LLC and predecessors Notes to Financial Statements June 30, 2024 and December 31, 2023

7. Bonds payable (continued)

The Company has provided notice of its exercise of its right to extend the maturity date for another six months prior to repayment of the Bonds placing final extended maturity at February 1, 2025. The Company, pursuant to the indenture, has provided notice to the bondholders that the Company does not intend to allow the bonds to automatically renew. As an alternative, given the rise in interest rates, management has offered investors the option to exchange their bonds for a new series of bonds with a higher coupon and a four year maturity pursuant to an exemption from registration pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended.

ROCF IV Bonds

The Series LLC executes quarterly interest payments to the Series A, B, Ra, and Rb Bondholders at a rate of 6.25%, 8.25%, 6.50%, and 9.00% per annum, respectively.

The maturity date of Series A and Ra Bonds was June 30, 2023, whereas the maturity date is June 30, 2026 for Series B and Rb Bonds. Upon maturity of the Bonds, Series A/Ra and Series B/Rb Bondholders will receive a Contingent Interest Payment equal to 4% and 24% of the Spread, respectively. The Spread is defined as the difference between such bond’s pro-rata share of revenue derived from senior secured private company loans less the interest paid to such bondholder, withholding for fees at the discretion of the Managing Member.

Series B and Rb Bonds will be redeemable beginning July 1, 2024. Once the Series LLC receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after July 1, 2024 and (ii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after July 1, 2025.

The Series LLC’s obligation to redeem bonds in any given year pursuant to the Series B and Rb Redemption is limited to 10% of the outstanding principal balance of the Series B and Rb Bonds on January 1st of the applicable year. Bond redemptions pursuant to the Series B and Rb Redemption will occur in the order that notices are received.

Upon maturity, and subject to the terms and conditions described in the offering memorandum, the bonds will be automatically renewed at the same interest rate for an additional two years in the case of series A and Series Ra bonds, or an additional five years in the case of Series B or Series Rb bonds, unless redeemed upon maturity at the Series LLC or the bondholders’ election.

On May 26, 2023, the Series LLC elected to redeem all of the Series LLC's outstanding Series A Bonds and Series Ra Bonds at the amount of $1,011.98 per Series A bond and $1,012.46 per Series Ra bond. On June 9, 2023, the Series LLC executed a principal and interest payment for $2,246,934 to the trustee and paying agent, Great Lakes Fund Solutions, Inc. to redeem all of the Series LLC's outstanding Series A Bonds and Series Ra Bonds.

ROCF V Bonds

The Series LLC executes quarterly interest payments to the Series A Bondholders, Series A R-Bondholders, Series B Bondholders, and Series B R-Bondholders at a rate of 7.50%, 8.00%, 7.50%, and 8.00% per annum, respectively.

The maturity date of Series A Bonds and Series A R-bonds is December 31, 2026 and the maturity date of Series B Bonds and Series B R-Bonds is December 31, 2027. Upon maturity of the Bonds, bondholders will receive a Contingent Interest Payment equal to 20% of the Spread. The Spread is defined as the difference between such bond’s pro-rata share of revenue derived from senior secured private company loans less the interest paid to such bondholder, withholding for fees at the discretion of the Managing Member.

34

Red Oak Capital Fund Series, LLC and predecessors Notes to Financial Statements June 30, 2024 and December 31, 2023

7. Bonds payable (continued)

The Series A Bonds and Series A R-Bonds will be redeemable beginning January 1, 2024. Once the Series LLC receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2024 and (ii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2026.

The Series B Bonds and Series B R-Bonds will be redeemable beginning January 1, 2025. Once the Series LLC receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2025 and (ii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2027.

The Series LLC’s obligation to redeem bonds in any given year pursuant to this Optional Redemption is limited to 15% of the outstanding principal balance of the Series A Bonds, Series A R-bonds, Series B Bonds, and Series B R-Bonds, in aggregate, on January 1st of the applicable year. Bond redemptions pursuant to the Optional Redemption will occur in the order that notices are received.

Upon maturity, and subject to the terms and conditions described in the offering memorandum, the bonds will be automatically renewed at the same interest rate for an additional five years unless redeemed upon maturity at the Series LLC or the bondholders’ election.

ROIOF Bonds

The Series LLC executes quarterly interest payments to the CORE, CORE 21, and CORE 22 Bondholders at a rate of 8.00% per annum; to the CORE R-, CORE 21 R-, and CORE 22 R-Bondholders at a rate of 8.65% per annum; and to the SI Bondholders at a rate of 8.5% per annum.

The maturity date of CORE Bonds and CORE R-Bonds issued in 2020 will be June 30, 2026. The maturity date of CORE 21 Bonds and CORE 21 R-Bonds will be June 30, 2027. The maturity date of CORE 22 Bonds and CORE 22 R-Bonds will be June 30, 2028. The maturity date of SI Bonds will be June 30, 2028. Upon the maturity of the Bonds, the CORE and CORE R-Bondholders will receive a Contingent Interest Payment equal to 20% of the Spread and the SI Bonds will receive a Contingent Interest Payment equal to 30% of the Spread. The Spread is defined as the difference between such bond’s pro-rata share of revenue derived from senior secured private company loans less the interest paid to such bondholder, withholding for fees at the discretion of the Managing Member.

The Bonds are redeemable at the election of the Bondholder beginning 90 days from the issuance date of the applicable Bond. Once the Series LLC receives written notice from the bondholder, it will have 90 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $850 plus any accrued but unpaid interest on the Bond if the notice is received on or after 90 days from the issuance date of the Bond and on or before June 30th of the third year following the year of issuance; (ii) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after July 1st of the third year following the year of issuance and on or before June 30th of the fifth year following the year of issuance; and (iii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after July 1st of the fifth year following the year of issuance and on or before its maturity date.

The Series LLC’s obligation to redeem bonds in any given year pursuant to this Redemption is limited to 15% of the outstanding principal balance of the Bonds on January 1st of the applicable year. Bond redemptions will occur in the order that notices are received.

35

Red Oak Capital Fund Series, LLC and predecessors Notes to Financial Statements June 30, 2024 and December 31, 2023

7. Bonds payable (continued)

Upon maturity, and subject to the terms and conditions described in the offering memorandum, the Bonds will be automatically renewed at the same interest rate for an additional five years, unless redeemed upon maturity at the Series LLC or the bondholders’ election.

Future maturities of bonds payable as of June 30, 2024 are as follows:

Years ended December 31,	Amount
2024	$-
2025	45,050,000
2026	92,933,000
2027	64,554,000
2028	29,671,000
Total bonds payable, gross of unamortized debt issuance costs	$232,208,000

8. Commitments and contingencies

The Series LLC has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Series LLC. The Series LLC is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

9. Subsequent events

On July 1, 2024, the mortgage note borrower, Pro Hospitality NineA, LLC, was officially placed in default. ROIOF issued a notice of default to the mortgage note borrower on June 6, 2024. On September 3, 2024, a Notice of Sale was filed with a sale date set for December 5, 2024

On July 18, 2024, ROIOF Series entered into an amended and restated Loan Participation and Servicing Agreement whereby ROIOF Series sold a participation interest equal to approximately 41.93% of a $5,456,000 senior secured loan to Oak Institutional Credit Solutions, LLC, a related party, for a purchase price of $2,287,500. On December 12, 2023, ROIOF Series provided a $5,456,000 senior secured mortgage loan to The Breakers Property Owners, LLC.

On July 25, 2024, in accordance with the offering circulars of each series, the Series LLC executed a bond interest payment for $4,668,765 to the trustee and paying agents, Vistra (FKA Phoenix American), UMB Bank, and Issuer Direct.

On July 31, 2024, ROCF IV Series provided a $1,700,000 senior secured mortgage loan to Sharif Investments 16, LLC. The mortgage loan holds a total interest rate of 11.075% and matures July 31, 2026. The underlying commercial property is a multifamily building located in Indianapolis, IN.

On August 7, 2024, mortgage note borrower LaRose Hospitality, LLC paid off its note with a principal balance of $4,001,432. The note originally matured on September 27, 2024 and had an interest rate of 8.0%. ROCF IV Series received $4,034,111 in proceeds from the loan payoff resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

36

Red Oak Capital Fund Series, LLC and predecessors Notes to Financial Statements June 30, 2024 and December 31, 2023

9. Subsequent events (continued)

On August 12, 2024, mortgage note borrower 35-41 Mechanic, LLC paid off its note with a principal balance of $2,500,000. The note originally matured on July 31, 2024 and had an interest rate of 11.50%. ROCF IV Series received $2,518,611 in proceeds from the loan payoff resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

On August 27, 2024, ROCF IV Series provided a $5,475,000 senior secured mortgage loan to 1525 19th Street Flats LLC. The mortgage loan holds a total interest rate of 11.25% and matures February 28, 2026. The underlying commercial property is a multifamily building located in the District of Columbia. On August 27, 2024, ROCF IV Series entered into a Loan Participation and Servicing Agreement whereby ROCF IV Series sold a participation interest equal to 22.74% of the $5,475,000 senior secured loan to ROIOF Series for a sale price of $1,300,000.

On August 29, 2024, ROCF IV Series entered into a Loan Participation and Servicing Agreement whereby ROCF IV Series sold a participation interest equal to approximately 7.56% of a $8,600,000 senior secured loan to Oak Institutional Credit Solutions, LLC, a related party, for a purchase price of $650,000. On May 3, 2024, ROCF IV Series provided a $8,600,000 senior secured mortgage loan to Sharif Capital 7, LLC & Sharif Investments Indy-7, LLC.

On August 29, 2024, ROIOF Series entered into an amended and restated Loan Participation and Servicing Agreement whereby ROIOF Series sold a participation interest equal to approximately 46.51% of a $5,456,000 senior secured loan to Oak Institutional Credit Solutions, LLC, a related party, for a purchase price of $2,537,500. On December 12, 2023, ROIOF Series provided a $5,456,000 senior secured mortgage loan to The Breakers Property Owners, LLC.

On September 5, 2024, ROIOF issued a notice of default to a mortgage note borrower, JV SBAM SB, LLC, for a failure to make interest payments. The borrower was officially placed in default on September 16, 2024. With this default status established, ROIOF is now able to pursue a foreclosure by advertisement.

On September 13, 2024, ROCF IV Series entered into an amended and restated Loan Participation and Servicing Agreement whereby ROCF IV Series sold a participation interest equal to approximately 30.81% of a $8,600,000 senior secured loan to Oak Institutional Credit Solutions, LLC, a related party, for a purchase price of $2,650,000. On May 3, 2024, ROCF IV Series provided a $8,600,000 senior secured mortgage loan to Sharif Capital 7, LLC & Sharif Investments Indy-7, LLC.

The financial statements were approved by management and available for issuance on September 30, 2024. Subsequent events have been evaluated through this date.

37

Item 4. Exhibits

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1

Certificate of Formation of Red Oak Capital Fund Series, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 15, 2024)

2.2

Limited Liability Company Agreement of Red Oak Capital Fund Series, LLC (incorporated by reference to Exhibit 2.2 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 15, 2024)

3.1

Form of Indenture related to notes issued by Red Oak Capital Fund II, LLC (incorporated by reference to Exhibit 3(a) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund II, LLC on August 1, 2018)

3.2

Form of Series A Bond issued by Red Oak Capital Fund II, LLC (incorporated by reference to Exhibit 3(b) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund II, LLC on August 1, 2018)

3.3

Form of Series B Bond issued by Red Oak Capital Fund II, LLC (incorporated by reference to Exhibit 3(c) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund II, LLC on August 1, 2018)

3.4

First Supplemental Indenture dated September 20, 2023 with respect to indenture and notes assumed by ROCF II Series of Red Oak Capital Fund Series, LLC (incorporated by reference to Exhibit 3.4 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 15, 2024)

3.5

Second Supplemental Indenture dated October 5, 2023 with respect to indenture and notes assumed by ROCF II Series of Red Oak Capital Fund Series, LLC (incorporated by reference to Exhibit 3.5 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 15, 2024)

3.6

Form of Indenture related to notes issued by Red Oak Capital Fund IV, LLC (incorporated by reference to Exhibit 3(a) to the Offering Statement on Form 1-A/A filed with the SES by Red Oak Capital Fund IV, LLC on December 27, 2019)

3.7

Form of Series A Bond issued by Red Oak Capital Fund IV, LLC (incorporated by reference to Exhibit 3(b) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund IV, LLC on December 27, 2019)

3.8

Form of Series B Bond issued by Red Oak Capital Fund IV, LLC (incorporated by reference to Exhibit 3(c) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund IV, LLC on December 27, 2019)

3.9

Form of Series Ra Bond issued by Red Oak Capital Fund IV, LLC (incorporated by reference to Exhibit 3(d) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund IV, LLC on December 27, 2019)

3.10

Form of Series Rb Bond issued by Red Oak Capital Fund IV, LLC (incorporated by reference to Exhibit 3(e) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund IV, LLC on December 27, 2019)

3.11

Supplemental Indenture dated October 5, 2023 with respect to indenture and notes assumed by ROCF IV Series of Red Oak Capital Fund Series, LLC (incorporated by reference to Exhibit 3.11 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 15, 2024)

3.12

Form of Indenture related to notes issued by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(a) to the Offering Statement on Form 1-A filed with the SEC by Red Oak Capital Fund V, LLC on July 8, 2020)

3.13

Form of Series A Bond issued by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(b) to the Offering Statement on Form 1-A filed with the SEC by Red Oak Capital Fund V, LLC on July 8, 2020)

38

3.14

Form of Series A R-Bond issued by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(c) to the Offering Statement on Form 1-A filed with the SEC by Red Oak Capital Fund V, LLC on July 8, 2020)

3.15

First Supplemental Indenture related to notes issued by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(b) to the Offering Statement on Form 1-A POS filed with the SEC by Red Oak Capital Fund V, LLC on August 13, 2021)

3.16

Form of Series B Bond issued by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(e) to the Offering Statement on Form 1-A POS filed with the SEC by Red Oak Capital Fund V, LLC on August 13, 2021)

3.17

Form of Series B R-Bond issued by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(c) to the Offering Statement on Form 1-A POS filed with the SEC by Red Oak Capital Fund V, LLC on August 13, 2021)

3.18

Second Supplemental Indenture dated October 5, 2023 with respect to indenture and notes assumed by ROCF V Series of Red Oak Capital Fund Series, LLC (incorporated by reference to Exhibit 3.18 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 15, 2024)

3.19

Form of Indenture related to ROCF II Series’ 9.5% Senior Secured Bonds (Series C Bonds) due 2028 between ROCF II Series, a series of Red Oak Capital Fund Series, LLC and UMB, N.A., as trustee (incorporated by reference to Exhibit 3.6 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 29, 2024)

3.20

Form of Pledge and Security Agreement, between ROCF II Series, a series of Red Oak Capital Fund Series, LLC and UMB, N.A., as trustee, relating to the ROCF II Series’ 9.5% Senior Secured Bonds (Series C Bonds) due 2028 (incorporated by reference to Exhibit 3.7 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 29, 2024)

6.1

Pledge and Security Agreement executed by Red Oak Capital Fund II, LLC (incorporated by reference to Exhibit 3(d) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund II, LLC on August 1, 2018)

6.2

Pledge and Security Agreement executed by Red Oak Capital Fund IV, LLC (incorporated by reference to Exhibit 3(f) to the Offering Statement on Form 1-A/A filed with the SEC by Red Oak Capital Fund IV, LLC on December 27, 2019)

6.3

Pledge and Security Agreement executed by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(d) to the Offering Statement on Form 1-A filed with the SEC by Red Oak Capital Fund V, LLC on July 8, 2020)

6.4

First Amendment to Pledge and Security Agreement executed by Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 3(h) to the Offering Statement on Form 1-A POS filed with the SEC by Red Oak Capital Fund V, LLC on August 13, 2021)

6.5

Commercial Loan Agreement, dated March 19, 2021, by and between Willow Run, L.L.C. and Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on March 25, 2021)

6.6

Commercial Promissory Note, dated March 19, 2021, issued by Willow Run, L.L.C.in favor of Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on March 25, 2021)

6.7

Commercial Loan Agreement, dated March 26, 2021, by and between 4559 Benning Rd SE LLC and Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on April 1, 2021)

6.8

Commercial Promissory Note, dated March 26, 2021, issued by 4559 Benning Rd SE LLC in favor of Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on April 1, 2021)

6.9

Warrant Agreement, dated March 26, 2021, issued by 4559 Benning Rd SE LLC (incorporated by reference to Exhibit 6.3 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on April 1, 2021)

6.10

Commercial Loan Agreement, dated as of April 30, 2021, by and between 4303-4313 Wheeler RD SE LLC and Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on May 10, 2021)

6.11

Commercial Promissory Note, dated as of April 30, 2021, issued by 4303-4313 Wheeler RD SE LLC in favor of Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on May 10, 2021)

6.12

Warrant Agreement, dated as of April 30, 2021, issued by 4303-4313 Wheeler RD SE LLC (incorporated by reference to Exhibit 6.3 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on May 10, 2021)

6.13

Commercial Loan Agreement, dated as of July 23, 2021, by and KCSL, LLC, 3592 Procyon, LLC and Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on July 29, 2021)

6.14

Commercial Promissory Note, dated as of July 23, 2021, issued by KCSL, LLC and 3592 Procyon, LLC in favor of Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on July 29, 2021)

6.15

Commercial Loan Agreement, dated as of December 20, 2021, by and among 939 4th, LLC and Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on December 23, 2021)

6.16

Promissory Note, dated as of December 20, 2021, issued by 939 4th, LLC in favor of Red Oak Capital Fund V, LLC (incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund V, LLC on December 23, 2021)

6.17

Letter of Transmittal, by ROCF II Series, a series of Red Oak Capital Fund Series, LLC (incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 29, 2024)

6.18

Letter to Broker, by ROCF II Series, a series of Red Oak Capital Fund Series, LLC (incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 29, 2024)

6.19

Letter to Clients, by ROCF II Series, a series of Red Oak Capital Fund Series, LLC (incorporated by reference to Exhibit 6.3 to the Current Report on Form 1-U filed with the SEC by Red Oak Capital Fund Series, LLC on April 29, 2024)

7.1

Agreement and Plan of Merger, entered into as of September 29, 2023, by and among Red Oak Capital GP, LLC, a Delaware limited liability company, Red Oak Capital Fund Series, LLC, a Delaware series limited liability company, Red Oak Capital Fund II, LLC, a Delaware limited liability company, Red Oak Capital Fund IV, LLC, a Delaware limited liability company, Red Oak Capital Fund V, LLC, a Delaware limited liability company, and Red Oak Income Opportunity Fund, LLC, a Delaware limited liability company (incorporated by reference to Exhibit 7.1 to the Current Report on Form 1-U/A filed with the SEC by Red Oak Capital Fund II, LLC on October 5, 2023)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-SA and has duly caused this Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Grand Rapids of Michigan on September 30, 2024.

RED OAK CAPITAL FUND SERIES, LLC,

a Delaware limited liability company

By:	Red Oak Capital GP, LLC, a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Capital Holdings, LLC, a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Holdings Management, LLC, a Delaware limited liability company
Its:	Manager

By:	/s/Gary Bechtel
Name:	Gary Bechtel
Its:	Manager

By:	/s/Kevin Kennedy
Name:	Kevin Kennedy
Its:	Manager

By:	/s/Raymond Davis
Name:	Raymond Davis
Its:	Manager

By:	/s/Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer of the Sole Member of the Manager (Principal Executive Officer)

By:	/s/Thomas McGovern
Name:	Thomas McGovern
Its:	Chief Financial Officer of the Sole Member of the Manager (Principal Financial Officer and Principal Accounting Officer)

40